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Fact Sheet

Consolidated Financial Data - Fourth Quarter, Fiscal 2022

38.8% YoY 41.2% FY CC Digital growth	20.6% YoY 19.7% FY CC Revenue growth	21.5% Q4 23.0% FY Operating margin	13.4% YoY 15.2% FY Increase in EPS (₹ terms)	$2.3 bn Q4 $9.5 bn FY Large deal TCV

Revenue Growth

	Reported	CC
QoQ growth (%)	0.7%	1.2%
YoY growth (%)	18.5%	20.6%

Revenues by Offering

	Quarter ended ($ mn)			YoY Growth (%)	
	Mar 31, 2022	Dec 31, 2021	Mar 31, 2021	Reported	CC
Digital	2,532	2,487	1,859	36.2	38.8
Core	1,748	1,763	1,754	(0.3)	1.4
Total	**4,280**	**4,250**	**3,613**	**18.5**	**20.6**
Digital Revenues as % of Total Revenues	*59.2*	*58.5*	*51.5*		

Revenues by Business Segments

(in %)

	Quarter ended			YoY Growth	
	Mar 31, 2022	Dec 31, 2021	Mar 31, 2021	Reported	CC
Financial services	31.3	31.5	33.0	12.4	14.1
Retail	14.3	14.5	14.8	14.3	16.5
Communication	12.8	12.5	12.0	26.4	29.2
Energy, Utilities, Resources & Services	12.0	11.7	12.3	15.7	17.8
Manufacturing	11.8	11.3	9.6	45.3	50.6
Hi-Tech	8.2	8.1	8.1	20.5	20.9
Life Sciences	6.6	7.5	6.8	15.1	16.2
Others	3.0	2.9	3.4	3.6	7.3
Total	**100.0**	**100.0**	**100.0**	**18.5**	**20.6**

Revenues by Client Geography

(in %)

	Quarter ended			YoY Growth	
	Mar 31, 2022	Dec 31, 2021	Mar 31, 2021	Reported	CC
North America	61.4	61.8	61.6	18.2	18.5
Europe	25.2	24.9	24.4	22.2	28.3
Rest of the world	10.2	10.3	11.0	9.6	13.9
India	3.2	3.0	3.0	25.9	29.5
Total	**100.0**	**100.0**	**100.0**	**18.5**	**20.6**

Client Data

	Quarter ended		
	Mar 31, 2022	Dec 31, 2021	Mar 31, 2021
Number of Clients			
Active	1,741	1,738	1,626
Added during the period (gross)	110	111	130
Number of million dollar clients*			
1 Million dollar +	853	854	779
10 Million dollar +	275	274	252
50 Million dollar +	64	64	59
100 Million dollar +	38	37	32
Client contribution to revenues			
Top 5 clients	11.8%	12.0%	10.9%
Top 10 clients	19.4%	20.2%	18.3%
Top 25 clients	35.4%	35.9%	34.2%
Days Sales Outstanding*	67	71	71

**LTM (Last twelve months) Revenues*

Effort and Utilization - Consolidated IT Services

(in %)

	Quarter ended		
	Mar 31, 2022	Dec 31, 2021	Mar 31, 2021
Effort			
Onsite	24.0	23.8	24.3
Offshore	76.0	76.2	75.7
Utilization			
Including trainees	80.0	82.7	82.2
Excluding trainees	87.0	88.5	87.7

Employee Metrics

(Nos.)

	Quarter ended		
	Mar 31, 2022	Dec 31, 2021	Mar 31, 2021
Total employees	3,14,015	2,92,067	2,59,619
S/W professionals	2,97,859	2,76,942	2,45,037
Sales & Support	16,156	15,125	14,582
Voluntary Attrition % (LTM - IT Services)	27.7%	25.5%	10.9%
% of Women Employees	39.6%	39.6%	38.6%
Revenue per Employee - Consolidated (In US $ K)	57.7	57.9	55.2

Cash Flow

In US $ million

	Quarter ended		
	Mar 31, 2022	Dec 31, 2021	Mar 31, 2021
Free cash flow (1)	761	719	799
Consolidated cash and investments (2)	4,937	4,280	5,288

In ₹ *crore*

	Quarter ended		
	Mar 31, 2022	Dec 31, 2021	Mar 31, 2021
Free cash flow (1)	5,769	5,399	5,824
Consolidated cash and investments (2)	37,419	31,813	38,660

(1) Free cash flow is defined as net cash provided by operating activities less capital expenditure as per the consolidated statement of cash flows prepared under IFRS (Non-IFRS measure)

(2) Consolidated cash and investments comprise of cash and cash equivalents, current and non-current investments excluding investments in unquoted equity and preference shares, unquoted compulsorily convertible debentures and others (Non-IFRS measure)

Consolidated statement of Comprehensive Income for three months ended,

(Extracted from IFRS Financial Statement)

In US $ million, except per equity share data

Particulars	Mar 31, 2022	Mar 31, 2021	Growth % Q4 22 over Q4 21	Dec 31, 2021	Growth % Q4 22 over Q3 22
Revenues	**4,280**	**3,613**	**18.5**	**4,250**	**0.7**
Cost of sales	2,955	2,357	25.4	2,856	3.5
Gross Profit	**1,325**	**1,256**	**5.5**	**1,394**	**(4.9)**
Operating Expenses:					
Selling and marketing expenses	179	165	8.5	177	1.1
Administrative expenses	226	207	9.2	219	3.2
Total Operating Expenses	**405**	**372**	**8.9**	**396**	**2.3**
Operating Profit	**920**	**884**	**4.1**	**998**	**(7.8)**
Operating Margin %	***21.5***	***24.5***	***(3.0)***	***23.5***	***(2.0)***
Other Income, net[(1)]	78	68	14.7	61	27.9
Profit before income taxes	**998**	**952**	**4.8**	**1,059**	**(5.8)**
Income tax expense	245	255	(3.9)	283	(13.4)
Net Profit (before minority interest)	**753**	**697**	**8.0**	**776**	**(2.9)**
Net Profit (after minority interest)	**752**	**697**	**7.9**	**774**	**(2.9)**
Basic EPS ($)	**0.18**	**0.16**	**9.2**	**0.18**	**(2.9)**
Diluted EPS ($)	**0.18**	**0.16**	**9.2**	**0.18**	**(2.9)**
Dividend Per Share ($)[(2)]	**0.21**	**0.20**	**6.7**	**-**	-

Consolidated statement of Comprehensive Income for year ended,

(Extracted from IFRS Financial Statement)

In US $ million, except per equity share data

Particulars	Mar 31, 2022	Mar 31, 2021	Growth %
Revenues	**16,311**	**13,561**	**20.3**
Cost of sales	10,996	8,828	24.6
Gross Profit	**5,315**	**4,733**	**12.3**
Operating Expenses:			
Selling and marketing expenses	692	624	10.9
Administrative expenses	868	784	10.7
Total Operating Expenses	**1,560**	**1,408**	**10.8**
Operating Profit	**3,755**	**3,325**	**12.9**
Operating Margin %	***23.0***	***24.5***	***(1.5)***
Other Income, net[(1)]	281	271	3.7
Profit before income taxes	**4,036**	**3,596**	**12.2**
Income tax expense	1,068	973	9.8
Net Profit (before minority interest)	**2,968**	**2,623**	**13.2**
Net Profit (after minority interest)	**2,963**	**2,613**	**13.4**
Basic EPS ($)	**0.70**	**0.62**	**14.3**
Diluted EPS ($)	**0.70**	**0.61**	**14.3**
Dividend Per Share ($)[(2)]	**0.41**	**0.36**	**14.8**

[(1)] Other income is net of Finance Cost
[(2)] USD/INR exchange rate of 75.00

Consolidated statement of Comprehensive Income for three months ended,
(Extracted from IFRS Financial Statement)

In ₹crore, except per equity share data

Particulars	Mar 31, 2022	Mar 31, 2021	Growth % Q4 22 over Q4 21	Dec 31, 2021	Growth % Q4 22 over Q3 22
Revenues	**32,276**	**26,311**	**22.7**	**31,867**	**1.3**
Cost of sales	22,272	17,164	29.8	21,415	4.0
Gross Profit	**10,004**	**9,147**	**9.4**	**10,452**	**(4.3)**
Operating Expenses:					
Selling and marketing expenses	1,347	1,200	12.3	1,325	1.7
Administrative expenses	1,701	1,507	12.9	1,643	3.5
Total Operating Expenses	**3,048**	**2,707**	**12.6**	**2,968**	**2.7**
Operating Profit	**6,956**	**6,440**	**8.0**	**7,484**	**(7.0)**
Operating Margin %	***21.5***	***24.5***	***(3.0)***	***23.5***	***(2.0)***
Other Income, net[1]	587	495	18.6	459	27.9
Profit before income taxes	**7,543**	**6,935**	**8.8**	**7,943**	**(5.0)**
Income tax expense	1,848	1,857	(0.5)	2,121	(12.9)
Net Profit (before minority interest)	**5,695**	**5,078**	**12.2**	**5,822**	**(2.2)**
Net Profit (after minority interest)	**5,686**	**5,076**	**12.0**	**5,809**	**(2.1)**
Basic EPS (₹)	**13.56**	**11.96**	**13.4**	**13.86**	**(2.1)**
Diluted EPS (₹)	**13.54**	**11.94**	**13.4**	**13.83**	**(2.1)**
Dividend Per Share (₹)	**16.00**	**15.00**	6.7	**-**	-

Consolidated statement of Comprehensive Income for year ended,
(Extracted from IFRS Financial Statement)

In ₹crore, except per equity share data

Particulars	Mar 31, 2022	Mar 31, 2021	Growth %
Revenues	**121,641**	**100,472**	**21.1**
Cost of sales	81,998	65,413	25.4
Gross Profit	**39,643**	**35,059**	**13.1**
Operating Expenses:			
Selling and marketing expenses	5,156	4,627	11.4
Administrative expenses	6,472	5,810	11.4
Total Operating Expenses	**11,628**	**10,437**	**11.4**
Operating Profit	**28,015**	**24,622**	**13.8**
Operating Margin %	***23.0***	***24.5***	***(1.5)***
Other Income, net[1]	2,095	2,006	4.4
Profit before income taxes	**30,110**	**26,628**	**13.1**
Income tax expense	7,964	7,205	10.5
Net Profit (before minority interest)	**22,146**	**19,423**	**14.0**
Net Profit (after minority interest)	**22,110**	**19,351**	**14.3**
Basic EPS (₹)	**52.52**	**45.61**	**15.2**
Diluted EPS (₹)	**52.41**	**45.52**	**15.1**
Dividend Per Share (₹)	**31.00**	**27.00**	**14.8**

[1] *Other income is net of Finance Cost*